VIA FACSIMILE AND US MAIL

October 12, 2010

Mr. Brian R. Cascio

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549-0306

Fax: 202-772-9348

Re:	Brunswick Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed on February 23, 2010
File No. 001-01043

Dear Mr. Cascio:

This letter sets forth the response of Brunswick Corporation (the “Company”) to the Commission’s comment letter dated September 29, 2010. The Company has reproduced each of the staff’s comments and has provided its detailed response thereafter. The Company has reviewed this response with its external auditors, who agree with the Company’s position.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Goodwill and Trade Name Impairments, page 26

1.	You disclose that it is reasonably possible that there could be an impairment charge in future periods for goodwill allocated to the fitness reporting unit. To enhance your disclosure about these risks, please consider the following in future disclosure regarding the fitness reporting unit:

•

It appears that you utilize a discounted cash flow approach in estimating the fair value of the reporting unit. In that regard, please describe your method, the key assumptions and how those assumptions are determined.

•	Describe the degree of uncertainty associated with individual key assumptions.

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company will address and incorporate the disclosure enhancements suggested by the Commission in the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 (“2010 Annual Report”) and in subsequent filings.

Critical Accounting Policies, page 46

2.	Under “Goodwill and Indefinite-lived Intangible Assets,” please expand in future filings to clarify how you estimate royalty rates, future cash flows and discount rates for purposes of applying the relief-from-royalty method in impairment testing of trade names. Also, describe the uncertainties regarding these estimates.

Response:

The Company will address and incorporate the expanded disclosures suggested by the Commission. Please note that the Company does not view this to be a material change to its Critical Accounting Policies, but rather an expansion of the related disclosure as suggested by the Commission. As a result, the Company will provide these expanded disclosures in the 2010 Annual Report rather than in the Company’s third quarter Form 10-Q to be filed in November 2010.

3.	As a related matter, please similarly expand the disclosure under “Long-lived Assets” to identify and describe how you arrive at the key assumptions utilized in assessing amortizing long-lived assets for impairment.

Response:

The Company will address and incorporate the expanded disclosures suggested by the Commission. Please note that the Company does not view this to be a material change to its Critical Accounting Policies, but rather an expansion of the related disclosure as suggested by the Commission. As a result, the Company will provide these expanded disclosures in the 2010 Annual Report rather than in the Company’s third quarter Form 10-Q to be filed in November 2010.

Item 8. Financial Statements

Note 15. Post Retirement Benefits, page 97

4.	We refer to the disclosures about the fair value of plan assets. We see that you have categorized plan assets in the fair value hierarchy and provided a description of the major components of those assets on pages 103 and 104. Please tell us where your disclosure also describes valuation techniques and the significant inputs used to measure fair value pursuant to FASB ASC 715-20-50-1(d).

Response:

The Company included Footnote (A) to the Fair Value Measurements table on page 103, which makes reference to Note 6 - Fair Value Measurements, wherein the Company describes its valuation techniques used to measure fair value of its assets and liabilities. The Company has concluded that it will further enhance its disclosures surrounding valuation techniques and the significant inputs used to measure fair value of plan assets in relation to the Company’s post-retirement benefits in the 2010 Annual Report and subsequent filings.

Item 9A. Controls and Procedures, page 51

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

5.	You indicate that disclosure controls and procedures are effective “in ensuring that all material information required to be filed has been made known in a timely manner.” In future filings, if you elect to provide clarifying language after the word “effective,” please use language similar consistent with the full two-sentence definition of disclosure controls and procedures from Exchange Act Rule 13a-15(c).

Response:

The Company will address and incorporate the disclosure enhancements suggested by the Commission in the Company’s subsequent filings, including its 2010 Annual Report.

Item 11. Executive Compensation, page 52

6.	We refer to your disclosure under “Risk Management” on page 16 of your definitive proxy statement that you have incorporated by reference to your Form 10-K and note your conclusion that your compensation policies and practices do not “result in risks that are reasonably likely to have a material adverse effect on the Company.” Please describe the process referenced at the bottom of page 16 that the company undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary. For example, please clarify whether, and if so how, the compensation decisions by management referenced on page 16 were determined as a result of this process, as well as what specific compensation policies and practices and risks were evaluated.

Response:

In connection with the Company’s continuing evaluation of business risks, the Company conducted a comprehensive inventory of its incentive-based compensation programs for 2010. This inventory was designed to identify and analyze all of the critical features of the Company’s incentive-based compensation plans, as well as to assess whether and to what extent those plans result in risks that are reasonably likely to have a material adverse effect on the Company.

Historically, members of Brunswick’s Human Resources staff have conducted an annual assessment of all executive and non-executive incentive plans to ensure that they are aligned with the Company’s strategic business objectives. In 2010, in addition to its standard review process, Human Resources conducted a full review of the potential risks associated with the Company’s incentive plans and engaged in the following analysis:

•	Identify the metrics governing each incentive-based compensation program and determine the potential range of employee behavior that is likely to result;

•	Assess the performance metrics of the incentive programs to ensure that they are consistent with the Company’s short- and long-term goals;

•	Review the potential range of payouts pursuant to the plans to confirm that payouts are reasonable in relation to the economic gain associated with achievement of the metrics;

•	Ensure that the plans establish maximum payout amounts, or caps, for the calculation of payments, as appropriate; and

•	Verify that the Company’s management team retains the right to modify, suspend and/or terminate the plans and corresponding payouts without prior notice.

The Human Resources staff considered all of the foregoing information, specifically assessing each of the Company’s incentive plans to identify any provisions that might cause employees to act in a manner that would create risks that are reasonably likely to have a material adverse effect on the Company. No such provisions were identified.

In addition to the heightened analysis undertaken in connection with the Commission’s new disclosure rules regarding executive compensation, the Human Resources and Compensation Committee (“HRCC”) of the Company’s Board of Directors engages in a comprehensive annual review of the Brunswick Performance Plan (“BPP”), the Company’s primary annual incentive plan, and the corresponding metrics used to measure payouts under the BPP, at the time that the plans are established. The HRCC assesses the BPP in conjunction with the Company’s overall strategic business objectives, as well as its forecast and budget. In 2010, the HRCC also directly assessed the Company’s compensation programs, ensuring that they were consistent with and aligned with Brunswick’s short- and long-term business objectives. The HRCC also reviewed the BPP and determined that its plan design would effectively encourage employees to engage in appropriate and responsible behavior without unnecessary risk-taking that could have a negative impact on the Company. In addition, the BPP contains a negative discretion clause that expressly empowers the HRCC to limit or reduce the BPP payout under the BPP’s formula, based on extenuating circumstances and business outlook. As noted on page 16 of the Company’s definitive proxy statement, the HRCC has exercised such discretion in recent years, eliminating the payment of bonuses for 2008 and reducing bonuses below the achieved performance for 2009. These decisions resulted from an assessment of economic and business conditions at the conclusion of the applicable performance period, and were not made in connection with the expanded risk analysis process described above.

Similarly, when establishing the Company’s compensation plans and the corresponding performance metrics, the Company’s executive management team carefully reviews performance targets to ensure that the plans provide effective incentives to employees to engage in conduct that reflects the Company’s strategic objectives. In 2010, the executive management team also specifically addressed the question of risk, analyzing whether the plans might encourage activities that could have a material adverse effect on the Company and its performance. The management team determined that the incentive plans and their performance targets were not structured in a manner that would be likely to lead employees to engage in behaviors that expose the Company to significant risk. Major factors in reaching this conclusion were that, first, the plans were capped at maximum payout levels that, while creating incentives for superior business performance, were not so great as to entice undue risk taking. Second, the performance metrics to achieve above-target payouts under the plans were not unduly leveraged; that is, small increments of above-target performance would not result in disproportionate increases in plan bonus amounts calculated. And third, as previously stated, the plans contain negative discretion provisions that can be (and have been) exercised to reduce or eliminate calculated payout results. This mechanism places final control of plan payouts with the Company’s Board of Directors.

Further, the majority of Brunswick’s non-executive incentive plans adopt the BPP’s performance metrics, ensuring that the plans encourage and reward appropriate behavior throughout the organization. For those few divisional plans that do not mirror the BPP, Brunswick management performs a similar analysis of the plans on an annual basis in order to identify and remediate any potential negative behaviors that might result.

The Company’s compensation plans also include annual grants of stock-settled stock appreciation rights and restricted stock units, with four- and three-year vesting periods, respectively, which reward long-term performance and ensure that the executive management team remains committed to sustainable, long-term business performance.

Item 13. Certain Relationships and Related Transactions, page 52

7.	We refer to your disclosure under “Review, Approval or Ratification of Transactions with Related Persons” on page 11 of your definitive proxy statement and note that you have not described your policies and procedures for the review, approval, or ratification of any transaction required to be reported pursuant to Regulation S-K Item 404(a)(1). Please tell us and amend your future filings to disclose your policies and procedures for related person transactions including the types of transactions covered, the standards to be applied pursuant to such policies and procedures, and how such policies and procedures are evidenced. See Regulation S-K Item 404(b)(1). See also Question 130.06 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company’s policy regarding related person transactions (the “Policy”) defines “related persons” to include all directors and executive officers of the Company, all beneficial owners of more than 5% of any class of voting securities of the Company, and the immediate family members of any such persons. On a regular basis, the Company requests that its directors and executive officers complete a questionnaire including questions designed to identify any potential related person transactions. According to the Policy, a related person transaction includes any transaction valued at over $120,000 in which the Company is a participant and in which a related person has or will have a direct or material interest, including any financial transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships. Certain transactions are excluded from this Policy.

If a related person transaction would be required to be disclosed, the Policy requires that the transaction be submitted to the Company’s Nominating and Corporate Governance Committee for approval or ratification. If the Nominating and Corporate Governance Committee determines that the transaction should be considered by the Board of Directors, it will be submitted for consideration by all disinterested members of the Board (the “Reviewing Directors”). In determining whether to approve or ratify a related person transaction, the Nominating and Corporate Governance Committee and/or the Reviewing Directors will consider all factors that are relevant to the transaction, including:

•	The size of the transaction and the amount payable to a related person;

•	The nature of the interest of the related person in the transaction;

•	Whether the transaction may involve a conflict of interest; and

•

Whether the transaction involves the provision of goods or services to the Company that are also available from unaffiliated third parties and, if so, whether the terms of the transaction are at least as favorable to the Company as would be available in comparable transactions with unaffiliated third parties.

The Company’s Policy was formally codified in a written document in July 2010.

The Company will address and incorporate the expanded disclosures suggested by the Commission in the Company’s future filings requiring disclosure pursuant to Item 404 of regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. Please direct any questions regarding this response to my attention.

Sincerely,

Peter B. Hamilton

Senior Vice President and Chief Financial Officer